UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Sungy Mobile Limited
(Name of Issuer)

Class A Ordinary Shares, Par Value $0.0001 per Share (“Class A Ordinary Shares”)
(Title of Class of Securities)

86737M100(1)
(CUSIP Number)

Quan Zhou IDG Capital Management (HK) Limited Unit 5505, The Centre 99 Queen’s Road Central, Hong Kong + (852) 2529-1016
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

(1)   The CUSIP number applies to American Depositary Shares representing Class A Ordinary Shares into which Class B Ordinary Shares, par value $0.0001 per share (“Class B Ordinary Shares”), held by the Reporting Persons are convertible at any time.

CUSIP No. 86737M100	SCHEDULE 13D	Page 2 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IDG-Accel China Growth Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,729,964 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 3,010,129 Class A Ordinary Shares (2)
	9	SOLE DISPOSITIVE POWER 14,729,964 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 3,010,129 Class A Ordinary Shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,740,093 Class A Ordinary Shares (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1%(4)
14	TYPE OF REPORTING PERSON PN

(1)	Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5. By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG-Accel China Growth Fund Associates L.P., IDG-Accel China Growth Fund GP Associates Ltd., Mr. Chi Sing Ho and Mr. Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these securities.
(2)	IDG-Accel China Growth Fund-A L.P. is the record owner of these securities. The Reporting Persons and IDG-Accel China Growth Fund-A L.P. have the same ultimate general partner, IDG-Accel China Growth Fund GP Associates Ltd. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG-Accel China Growth Fund-A L.P. and thus share voting and dispositive power with respect to these securities.
(3)	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Statement (as defined below)) who have disclosed that they collectively beneficially own 10,862,382 Class A Ordinary Shares and 38,895,676 Class B Ordinary Shares that are immediately convertible into Class A Ordinary Shares. See Items 2 and 5.
(4)	The denominator used in the calculation of percentages of ownership is based on a total of (i) 80, 023,782 Class A Ordinary Shares outstanding as of March 31, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) and (ii) the number of Class A Ordinary Shares which the Reporting Person has the right to acquire upon conversion of Class B Ordinary Shares beneficially owned by the Reporting Person or upon the exercise of options or other rights within 60 days after the date hereof. See Item 5.

CUSIP No. 86737M100	SCHEDULE 13D	Page 3 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IDG-Accel China Growth Fund-A L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,010,129 Class A Ordinary Shares (1)
	8	SHARED VOTING POWER 14,729,964 Class A Ordinary Shares (2)
	9	SOLE DISPOSITIVE POWER 3,010,129 Class A Ordinary Shares (1)
	10	SHARED DISPOSITIVE POWER 14,729,964 Class A Ordinary Shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,740,093 Class A Ordinary Shares (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1%(4)
14	TYPE OF REPORTING PERSON PN

(1)	Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5. By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG-Accel China Growth Fund Associates L.P., IDG-Accel China Growth Fund GP Associates Ltd., Mr. Chi Sing Ho and Mr. Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these securities.
(2)	IDG-Accel China Growth Fund L.P. is the record owner of these securities. The Reporting Persons and IDG-Accel China Growth Fund L.P. have the same ultimate general partner, IDG-Accel China Growth Fund GP Associates Ltd. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG-Accel China Growth Fund L.P. and thus share voting and dispositive power with respect to these securities.
(3)	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Statement) who have disclosed that they collectively beneficially own 10,862,382 Class A Ordinary Shares and 38,895,676 Class B Ordinary Shares which are immediately convertible into Class A Ordinary Shares. See Items 2 and 5.
(4)	The denominator used in the calculation of percentages of ownership is based on a total of (i) 80, 023,782 Class A Ordinary Shares outstanding as of March 31, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) and (ii) the number of Class A Ordinary Shares which the Reporting Person has the right to acquire upon conversion of Class B Ordinary Shares beneficially owned by the Reporting Person or upon the exercise of options or other rights within 60 days after the date hereof. See Item 5.

CUSIP No. 86737M100	SCHEDULE 13D	Page 4 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IDG-Accel China Investors L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,372,235 Class A Ordinary Shares (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,372,235 Class A Ordinary Shares (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,372,235 Class A Ordinary Shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (3)
14	TYPE OF REPORTING PERSON PN

(1)	Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5. By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG-Accel China Investors Associates Ltd., Mr. Chi Sing Ho and Mr. Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these securities.
(2)	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Statement) who have disclosed that they collectively beneficially own 10,862,382 Class A Ordinary Shares and 38,895,676 Class B Ordinary Shares which are immediately convertible into Class A Ordinary Shares. See Items 2 and 5.
(3)	The denominator used in the calculation of percentages of ownership is based on a total of (i) 80, 023,782 Class A Ordinary Shares outstanding as of March 31, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) and (ii) the number of Class A Ordinary Shares which the Reporting Person has the right to acquire upon conversion of Class B Ordinary Shares beneficially owned by the Reporting Person or upon the exercise of options or other rights within 60 days after the date hereof. See Item 5.

CUSIP No. 86737M100	SCHEDULE 13D	Page 5 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IDG Technology Venture Investment III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,428,600 Class A Ordinary Shares (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,428,600 Class A Ordinary Shares (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,428,600 Class A Ordinary Shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1% (3)
14	TYPE OF REPORTING PERSON PN

(1)	Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5. By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG Technology Venture Investment III, LLC, Mr. Chi Sing Ho and Mr. Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these securities.
(2)	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Statement) who have disclosed that they collectively beneficially own 10,862,382 Class A Ordinary Shares and 38,895,676 Class B Ordinary Shares which are immediately convertible into Class A Ordinary Shares. See Items 2 and 5.
(3)	The denominator used in the calculation of percentages of ownership is based on a total of (i) 80, 023,782 Class A Ordinary Shares outstanding as of March 31, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) and (ii) the number of Class A Ordinary Shares which the Reporting Person has the right to acquire upon conversion of Class B Ordinary Shares beneficially owned by the Reporting Person or upon the exercise of options or other rights within 60 days after the date hereof. See Item 5.

CUSIP No. 86737M100	SCHEDULE 13D	Page 6 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IDG-Accel China Growth Fund Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,740,093 Class A Ordinary Shares (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,740,093 Class A Ordinary Shares (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,740,093 Class A Ordinary Shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1% (3)
14	TYPE OF REPORTING PERSON PN

(1)	Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5. Including 14,729,964 Class B Ordinary Shares which are immediately convertible into Class A Ordinary Shares of which the record owner is IDG-Accel China Growth Fund Associates L.P. and 3,010,129 Class B Ordinary Shares which are immediately convertible into Class A Ordinary Shares of which the record owner is IDG-Accel China Growth Fund-A L.P. By virtue of being the general partner of both record owners, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these securities.
(2)	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Statement) who have disclosed that they collectively beneficially own 10,862,382 Class A Ordinary Shares and 38,895,676 Class B Ordinary Shares which are immediately convertible into Class A Ordinary Shares. See Items 2 and 5.
(3)	The denominator used in the calculation of percentages of ownership is based on a total of (i) 80, 023,782 Class A Ordinary Shares outstanding as of March 31, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) and (ii) the number of Class A Ordinary Shares which the Reporting Person has the right to acquire upon conversion of Class B Ordinary Shares beneficially owned by the Reporting Person or upon the exercise of options or other rights within 60 days after the date hereof. See Item 5.

CUSIP No. 86737M100	SCHEDULE 13D	Page 7 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IDG-Accel China Growth Fund GP Associates Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,740,093 Class A Ordinary Shares (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,740,093 Class A Ordinary Shares (1)(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,740,093 Class A Ordinary Shares (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1% (4)
14	TYPE OF REPORTING PERSON CO

(1)	Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5. Including 14,729,964 Class B Ordinary Shares which are immediately convertible into Class A Ordinary Shares of which the record owner is IDG-Accel China Growth Fund Associates L.P. and 3,010,129 Class B Ordinary Shares which are immediately convertible into Class A Ordinary Shares of which the record owner is IDG-Accel China Growth Fund-A L.P. By virtue of being the general partner of both record owners, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these securities.
(2)	By virtue of being the ultimate general partner of both record owners, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these securities.
(3)	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Statement) who have disclosed that they collectively beneficially own 10,862,382 Class A Ordinary Shares and 38,895,676 Class B Ordinary Shares which are immediately convertible into Class A Ordinary Shares. See Items 2 and 5.
(4)	The denominator used in the calculation of percentages of ownership is based on a total of (i) 80, 023,782 Class A Ordinary Shares outstanding as of March 31, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) and (ii) the number of Class A Ordinary Shares which the Reporting Person has the right to acquire upon conversion of Class B Ordinary Shares beneficially owned by the Reporting Person or upon the exercise of options or other rights within 60 days after the date hereof. See Item 5.

CUSIP No. 86737M100	SCHEDULE 13D	Page 8 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IDG-Accel China Investors Associates Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,372,235 Class A Ordinary Shares (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,372,235 Class A Ordinary Shares (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,372,235 Class A Ordinary Shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (3)
14	TYPE OF REPORTING PERSON CO

(1)	Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5. The record owner of these securities is IDG-Accel China Investors L.P. By virtue of being the general partner of such record owner, the Reporting Person may also be deemed to have sole voting and dispositive power with respect to these securities.
(2)	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Statement) who have disclosed that they collectively beneficially own 10,862,382 Class A Ordinary Shares and 38,895,676 Class B Ordinary Shares which are immediately convertible into Class A Ordinary Shares. See Items 2 and 5.
(3)	The denominator used in the calculation of percentages of ownership is based on a total of (i) 80, 023,782 Class A Ordinary Shares outstanding as of March 31, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) and (ii) the number of Class A Ordinary Shares which the Reporting Person has the right to acquire upon conversion of Class B Ordinary Shares beneficially owned by the Reporting Person or upon the exercise of options or other rights within 60 days after the date hereof. See Item 5.

CUSIP No. 86737M100	SCHEDULE 13D	Page 9 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IDG Technology Venture Investment III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,428,600 Class A Ordinary Shares (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,428,600 Class A Ordinary Shares (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,428,600 Class A Ordinary Shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1% (3)
14	TYPE OF REPORTING PERSON PN

(1)	Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5. The record owner of these securities is IDG Technology Venture Investment III, L.P. By virtue of being the general partner such record owner, the Reporting Person may also be deemed to have sole voting and dispositive power with respect to these securities.

(2)	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Statement) who have disclosed that they collectively beneficially own 10,862,382 Class A Ordinary Shares and 38,895,676 Class B Ordinary Shares which are immediately convertible into Class A Ordinary Shares. See Items 2 and 5.
(3)	The denominator used in the calculation of percentages of ownership is based on a total of (i) 80, 023,782 Class A Ordinary Shares outstanding as of March 31, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) and (ii) the number of Class A Ordinary Shares which the Reporting Person has the right to acquire upon conversion of Class B Ordinary Shares beneficially owned by the Reporting Person or upon the exercise of options or other rights within 60 days after the date hereof. See Item 5.

CUSIP No. 86737M100	SCHEDULE 13D	Page 10 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quan Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,540,928 Class A Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,540,928 Class A Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,540,928 Class A Ordinary Shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.6% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5. Includes 14,729,964 Class B Ordinary Shares that are immediately convertible into Class A Ordinary Shares of which the record owner is IDG-Accel China Growth Fund L.P., 3,010,129 Class B Ordinary Shares that are immediately convertible into Class A Ordinary Shares of which the record owner is IDG-Accel China Growth Fund-A L.P., 1,372,235 Class B Ordinary Shares of which the record owner is IDG-Accel China Investors L.P. and 21,428,600 Class B Ordinary Shares which are immediately convertible into Class A Ordinary Shares of which the record owner is IDG Technology Venture Investment III, L.P. The ultimate general partner of IDG-Accel China Growth Fund L.P. and IDG-Accel China Growth Fund-A L.P. is IDG-Accel China Growth Fund GP Associates Ltd., of which the Reporting Person and Mr. Chi Sing Ho are directors. The general partner of IDG-Accel China Investors L.P. is IDG-Accel China Investors Associates Ltd., of which the Reporting Person and Mr. Chi Sing Ho are directors. The general partner of IDG Technology Venture Investment III, L.P. is IDG Technology Venture Investment III, LLC, of which the Reporting Person and Mr. Chi Sing Ho are managing members. By virtue of acting together with Mr. Chi Sing Ho to direct the management and operations of IDG-Accel China Growth Fund GP Associates Ltd., IDG-Accel China Investors Associates Ltd. and IDG Technology Venture Investment III, LLC, the Reporting Person may be deemed to have shared voting and dispositive power with respect to all these securities.
(2)	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Statement) who have disclosed that they collectively beneficially own 10,862,382 Class A Ordinary Shares and 38,895,676 Class B Ordinary Shares which are immediately convertible into Class A Ordinary Shares. See Items 2 and 5.
(3)	The denominator used in the calculation of percentages of ownership is based on a total of (i) 80, 023,782 Class A Ordinary Shares outstanding as of March 31, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) and (ii) the number of Class A Ordinary Shares which the Reporting Person has the right to acquire upon conversion of Class B Ordinary Shares beneficially owned by the Reporting Person or upon the exercise of options or other rights within 60 days after the date hereof. See Item 5.

CUSIP No. 86737M100	SCHEDULE 13D	Page 11 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Chi Sing Ho
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,540,928 Class A Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,540,928 Class A Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,540,928 Class A Ordinary Shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.6% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5. Including 14,729,964 Class B Ordinary Shares that are immediately convertible into Class A Ordinary Shares of which the record owner is IDG-Accel China Growth Fund L.P., 3,010,129 Class B Ordinary Shares that are immediately convertible into Class A Ordinary Shares of which the record owner is IDG-Accel China Growth Fund-A L.P., 1,372,235 Class B Ordinary Shares which are immediately convertible into Class A Ordinary Shares of which the record owner is IDG-Accel China Investors L.P. and 21,428,600 Class B Ordinary Shares which are immediately convertible into Class A Ordinary Shares of which the record owner is IDG Technology Venture Investment III, L.P. The ultimate general partner of IDG-Accel China Growth Fund L.P. and IDG-Accel China Growth Fund-A L.P. is IDG-Accel China Growth Fund GP Associates Ltd., of which the Reporting Person and Mr. Quan Zhou are directors. The general partner of IDG-Accel China Investors L.P. is IDG-Accel China Investors Associates Ltd., of which the Reporting Person and Mr. Quan Zhou are directors. The general partner of IDG Technology Venture Investment III, L.P. is IDG Technology Venture Investment III, LLC, of which the Reporting Person and Mr. Quan Zhou are managing members. By virtue of acting together with Mr. Quan Zhou to direct the management and operations of IDG-Accel China Growth Fund GP Associates Ltd., IDG-Accel China Investors Associates Ltd. and IDG Technology Venture Investment III, LLC, the Reporting Person may be deemed to have shared voting and dispositive power with respect to all these securities.
(2)	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Statement) who have disclosed that they collectively beneficially own 10,862,382 Class A Ordinary Shares and 38,895,676 Class B Ordinary Shares which are immediately convertible into Class A Ordinary Shares. See Items 2 and 5.
(3)	The denominator used in the calculation of percentages of ownership is based on a total of (i) 80, 023,782 Class A Ordinary Shares outstanding as of March 31, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) and (ii) the number of Class A Ordinary Shares which the Reporting Person has the right to acquire upon conversion of Class B Ordinary Shares beneficially owned by the Reporting Person or upon the exercise of options or other rights within 60 days after the date hereof. See Item 5.

CUSIP No. 86737M100	SCHEDULE 13D	Page 12 of 19

This Schedule 13D (the “Statement”) represents the initial statement on Schedule 13D jointly filed by (1) IDG-Accel China Growth Fund L.P., (2) IDG-Accel China Growth Fund-A L.P., (3) IDG-Accel China Growth Fund Associates L.P., (4) IDG-Accel China Growth Fund GP Associates Ltd., (5) IDG-Accel China Investors L.P., (6) IDG-Accel China Investors Associates Ltd., (7) IDG Technology Venture Investment III, L.P., (8) IDG Technology Venture Investment III, LLC (collectively, the “IDG Reporting Persons”), (9) Mr. Quan Zhou and (10) Mr. Chi Sing Ho (collectively, with the IDG Reporting Persons, the “Reporting Persons”).  The Reporting Persons previously reported their beneficial ownership of the Issuer’s securities on Schedule 13G.
Item 1.  Security and Issuer.
This Statement relates to the Class A Ordinary Shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Sungy Mobile Limited (the “Issuer”). The address of the Issuer is Floor 17, Tower A, China International Center, No. 33 Zhongshan 3rd Road, Yuexiu District, Guangzhou 510055, the People’s Republic of China.
American depositary shares (the “ADSs”), evidenced by American depositary receipts, each representing six Class A Ordinary Shares of the Issuer (together with Class B Ordinary Shares, the “Ordinary Shares”), are listed on the NASDAQ Global Market under the symbol “GOMO.”
Item 2.  Identity and Background.
(a)  – (c) and (f) This Schedule 13D is filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”).
Each of IDG-Accel China Growth Fund L.P. (“IDG Fund LP”) and IDG-Accel China Growth Fund-A L.P. (“IDG Fund-A LP”) is a limited partnership organized under the laws of the Cayman Islands. The general partner of both IDG Fund LP and IDG Fund-A LP is IDG-Accel China Growth Fund Associates L.P. (“IDG Associates LP”), a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG Associates LP is IDG-Accel China Growth Fund GP Associates Ltd. (“IDG GP”), a limited liability company incorporated under the laws of the Cayman Islands.
IDG-Accel China Investors L.P. (“IDG Investors LP”) is a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG Investors LP is IDG-Accel China Investors Associates Ltd. (“IDG Investors GP”), a limited liability company incorporated under the laws of the Cayman Islands.
IDG Technology Venture Investment III, L.P. (“IDG Investment LP”) is a limited partnership organized under the laws of the State of Delaware. The general partner of IDG Investment LP is IDG Technology Venture Investment III, LLC (“IDG Investment LLC”), a limited liability partnership organized under the laws of the State of Delaware.

CUSIP No. 86737M100	SCHEDULE 13D	Page 13 of 19

The directors of IDG GP are Mr. Chi Sing Ho and Mr. Quan Zhou. The directors of IDG Investors GP are Mr. Chi Sing Ho and Mr. Quan Zhou. The managing members of IDG Investment LLC are Mr. Chi Sing Ho and Mr. Quan Zhou. Mr. Quan Zhou is a citizen of the United States of America.  Mr. Chi Sing Ho is a citizen of Canada.
The business address of each IDG Reporting Person and each of Mr. Quan Zhou and Mr. Chi Sing Ho is c/o IDG Capital Management (HK) Limited, Unit 5505, The Centre, 99 Queen’s Road Central, Hong Kong.
The IDG Reporting Persons are China-focused private equity investors.  The IDG Reporting Persons mainly invest in China-related companies, focusing on companies in the information technology, media, healthcare, clean technology and non-technology consumer businesses and services related industries.  The principal occupation of each of Mr. Chi Sing Ho and Mr. Quan Zhou is private equity investment and portfolio management.
The Reporting Persons are making this joint filing because they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act because Mr. Chi Sing Ho and Mr. Quan Zhou act together to direct the management and operations of the IDG Reporting Persons. In addition, by reason of the Proposal Letter and the Consortium Agreement, as described in Item 4 below, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act with Mr. Yuqiang Deng, the director and chief executive officer of the Issuer and Mr. Zhi Zhu, the co-chief operating officer of the Issuer (collectively, the “Founders”), and certain entities through which Mr. Yuqiang Deng is holding certain Ordinary Shares indirectly.
Each Reporting Person expressly disclaim beneficial ownership of any Ordinary Shares held by any other Reporting Person(s) or the Founders, and hereby expressly disclaims membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with any other Reporting Person(s) or the Founders, and this Statement shall not be construed as acknowledging that any of the Reporting Persons beneficially owns any Ordinary Shares held by any other Reporting Person(s) or the Founders. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k).
The agreement among the Reporting Persons relating to the joint filing of this Statement is attached hereto as Exhibit 99.1.
(d) – (e) During the five years preceding the date of this filing, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 86737M100	SCHEDULE 13D	Page 14 of 19

Item 3.  Source or Amount of Funds or Other Consideration.
The information set forth in or incorporated by reference in Items 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.
No Ordinary Shares were purchased by the Reporting Persons in connection with the transaction giving rise to the filing of this Statement and thus no funds were used by any of the Reporting Persons for such purpose.
Item 4.  Purpose of Transaction.
The Class B Ordinary Shares currently owned by the Reporting Persons were originally acquired for investment purposes.
On April 13, 2015, the Founders submitted a preliminary non-binding proposal letter (the “Proposal Letter”) to the Issuer’s board of directors, a copy of which is attached hereto as Schedule B to the Exhibit 99.2. In the Proposal Letter, the Founders proposed to acquire (the “Proposed Acquisition”), through a vehicle to be formed by the Founders, all of the outstanding Ordinary Shares and ADSs that are not currently directly or indirectly beneficially owned by the Founders for $4.90 in cash per ADS (or approximately $0.82 in cash per Ordinary Share), to be funded by debt.  The Proposal Letter constitutes only a preliminary indication of the Founders’ interest, and does not constitute any binding commitment with respect to the Proposed Acquisition.
On May 18, 2015, the Founders, IDG Fund LP, IDG Fund-A LP, IDG Investment LP and IDG Investor LP (each a “Consortium Member”) entered into a consortium agreement (the “Consortium Agreement”), a copy of which is attached hereto as Exhibit 99.2. Under the Consortium Agreement, the Consortium Members agreed, among other things, (i) to acquire the Issuer in a going private transaction, (ii) to use reasonable efforts to arrange debt financing for the Proposed Acquisition, (iii) to deal exclusively with each other for a period of twelve months from the date of the Consortium Agreement (subject to certain conditions) and (iv) to cooperate and proceed in good faith to negotiate and consummate the Proposed Acquisition.
If the Proposed Acquisition is completed, the ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the NASDAQ Global Market.
The descriptions of the Proposal Letter and the Consortium Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Proposal Letter and the full text of the Consortium Agreement, each of which has been filed as Exhibit 99.2 and is incorporated herein by reference.
None of the Issuer, the Founders or the Reporting Persons is obligated to complete the transactions described herein, and a binding commitment with respect to the Proposed Acquisition will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

CUSIP No. 86737M100	SCHEDULE 13D	Page 15 of 19

Except as indicated above, the Reporting Persons currently do not have any plans or proposals that relate to or would result in any matters listed in Items 4(a)-(j) of Schedule 13D.  Consummation of the Proposed Acquisition could result in one or more of the actions specified in Items 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer to consist solely of persons to be designated by the transaction vehicle to be formed by the Consortium Members, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company. In addition, Reporting Person reserves his right to change his plans and intentions in connection with any of the actions discussed in this item 4, including, among others, the purchase price and the financing arrangement for the transactions contemplated under the Proposal Letter and/or the Consortium Agreement. Any action taken by the Reporting Persons may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws.  No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Proposed Acquisition will be entered into or be consummated.  No binding obligation shall arise with respect to the Proposed Acquisition unless and until definitive agreements have been executed.
Item 5.  Interest in Securities of the Issuer
The information contained on each of the cover pages of this Statement and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.
(a) — (b) The Issuer reported on its annual report on Form 20-F (for the year ended December 31, 2014) filed with the Commission on April 16, 2015 (the “Form 20-F”), that as of March 31, 2015, a total of 189,409,848 of its Ordinary Shares were outstanding, comprised of 109,386,066 Class B Ordinary Shares and 80,023,782 Class A Ordinary Shares (excluding 629,502 shares issued to the depositary of the ADSs in anticipation of future exercise of options).
Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. The rights of Class B Ordinary Shares and Class A Ordinary Shares are identical, except with respect to the voting rights. Each Class A Ordinary Share is entitled to one vote share, whereas each Class B Ordinary Share is entitled to ten votes per share.
The calculation of percentages of ownership in this Statement is based on a quotient obtained by dividing (a) the aggregate number of Class A Ordinary Shares (including the number of Class B Ordinary Shares immediately convertible into Class A Ordinary Shares) beneficially owned by each Reporting Person by (b) the sum of (i) 80,023,782 Class A Ordinary Shares outstanding as of March 31, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) and (ii) the number of Class A Ordinary Shares which such Reporting Person has the right to acquire upon conversion of Class B Ordinary Shares beneficially owned by the Reporting Person or upon the exercise of options or other rights within 60 days after the date hereof.

CUSIP No. 86737M100	SCHEDULE 13D	Page 16 of 19

The percentages reported do not reflect the ten-for-one voting power of the Class B Ordinary Shares because pursuant to Rule 13d-3(d), these Class B Ordinary Shares are treated as converted into Class A Ordinary Shares for the purposes of this Statement.
As of the date hereof, IDG Fund LP beneficially owns 17,740,093 Class A Ordinary Shares (including the number of Class B Ordinary Shares immediately convertible into Class A Ordinary Shares),  including 3,010,129 Class B Ordinary Shares immediately convertible into Class A Ordinary Shares held of record by IDG Fund-A LP, which represent 18.1% of the outstanding Class A Ordinary Shares.
As of the date hereof, IDG Fund-A LP beneficially owns 17,740,093 Class A Ordinary Shares (including the number of Class B Ordinary Shares immediately convertible into Class A Ordinary Shares), including 14,729,964  Class B Ordinary Shares immediately convertible into Class A Ordinary Shares held of record by IDG Fund LP, which represent 18.1% of the outstanding Class A Ordinary Shares.
As of the date hereof, IDG Associates LP and IDG GP may be deemed to beneficially own 17,740,093 Class A Ordinary Shares (including the number of Class B Ordinary Shares immediately convertible into Class A Ordinary Shares) held of record by IDG Fund LP and IDG Fund-A LP due to being the general partner and the persons controlling such general partner, of both of the funds, which represent 18.1% of the outstanding Class A Ordinary Shares.
As of the date hereof, IDG Investors LP beneficially owns 1,372,235 Class A Ordinary Shares (including the number of Class B Ordinary Shares immediately convertible into Class A Ordinary Shares), which represent 1.7% of the outstanding Class A Ordinary Shares.
As of the date hereof, IDG Investors GP is the general partner of IDG Investors LP and as such may be deemed to beneficially own the 1,372,235 Class A Ordinary Shares (including the number of Class B Ordinary Shares immediately convertible into Class A Ordinary Shares) held of record by IDG Investors LP, which represent 1.7% of the outstanding Class A Ordinary Shares.
As of the date hereof, IDG Investment LP beneficially owns 21,428,600 Class A Ordinary Shares (including the number of Class B Ordinary Shares immediately convertible into Class A Ordinary Shares), which represent 21.1% of the outstanding Class A Ordinary Shares.
As of the date hereof, as the general partner of IDG Investment LP, IDG Investment LLC may be deemed to beneficially own the 21,428,600 Class A Ordinary Shares (including the number of Class B Ordinary Shares immediately convertible into Class A Ordinary Shares) held of record by IDG Investment LP, which represent 21.1% of the outstanding Class A Ordinary Shares.
As of the date hereof, as directors or managing members of the persons controlling the IDG Reporting Persons or persons who act together to control the IDG Reporting Persons, Mr. Chi Sing Ho and Mr. Quan Zhou may also be deemed to have beneficial ownership of 40,540,928 Class A Ordinary Shares (including the number of Class B Ordinary Shares immediately convertible into Class A Ordinary Shares), which represent 33.6% of the outstanding Class A Ordinary Shares.

CUSIP No. 86737M100	SCHEDULE 13D	Page 17 of 19

To the extent that the Reporting Persons are deemed to have formed a group with the Founders, the beneficial ownership of the Class A Ordinary Shares by the group would include the beneficial ownership of Class A Ordinary Shares by the Founders.   As reported by the Founders in their Schedule 13D filed with the Commission on May 20, 2015, the Founders beneficially own 38,895,676 Class A Ordinary Shares (including the number of Class B Ordinary Shares immediately convertible into Class A Ordinary Shares) and 10,862,382 Class A Ordinary Shares issuable to the Founders, which is comprised of 3,000,000 Class A Ordinary Shares issuable upon exercise of options, 848,348 restricted Class A Ordinary Shares and 7,014,034 Class A Ordinary Shares issuable upon exercise of share purchase rights, which represent 39.1% of the Issuer’s outstanding Class A Ordinary Shares.
(c)    The Reporting Persons have not effected any transactions in the Ordinary Shares of the Issuer during the 60 days preceding the filing of this Statement.
(d) — (e)    Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information regarding the Proposal Letter and the Consortium Agreement under Item 4 is incorporated herein by reference in its entirety.
Item 7.  Material to Be Filed as Exhibits.
Exhibit 99.1: Joint Filing Agreement among the Reporting Persons, dated as of May 27, 2015.
Exhibit 99.2: Consortium Agreement dated May 18, 2015 and Proposal Letter from Mr. Yuqiang Deng and Mr. Zhi Zhu to the board of directors of the Issuer, dated as of April 13, 2015.

CUSIP No. 86737M100	SCHEDULE 13D	Page 18 of 19

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 27, 2015

IDG-ACCEL CHINA GROWTH FUND L.P. By: IDG-Accel China Growth Fund Associates L.P., its General Partner By: IDG-Accel China Growth Fund GP Associates Ltd., its General Partner
By:	/s/ Quan ZHOU
Name: Quan ZHOU Title: Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND-A L.P. By: IDG-Accel China Growth Fund Associates L.P., its General Partner By: IDG-Accel China Growth Fund GP Associates Ltd., its General Partner
By:	/s/ Quan ZHOU
Name: Quan ZHOU Title: Authorized Signatory

IDG-ACCEL CHINA INVESTORS L.P. By: IDG-Accel China Investor Associates Ltd., its General Partner
By:	/s/ Quan ZHOU
Name: Quan ZHOU Title: Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND ASSOCIATES L.P. By: IDG-Accel China Growth Fund GP Associates Ltd., its General Partner
By:	/s/ Quan ZHOU
Name: Quan ZHOU Title: Authorized Signatory

CUSIP No. 86737M100	SCHEDULE 13D	Page 19 of 19

IDG-ACCEL CHINA GROWTH FUND GP ASSOCIATES LTD.
By:	/s/ Quan ZHOU
Name: Quan ZHOU Title: Authorized Signatory

IDG-ACCEL CHINA INVESTORS ASSOCIATES LTD.
By:	/s/ Quan ZHOU
Name: Quan ZHOU Title: Authorized Signatory

IDG TECHNOLOGY VENTURE INVESTMENT III L.P. By: IDG Technology Venture Investment III LLC, its General Partner
By:	/s/ Quan ZHOU
Name: Quan ZHOU Title: Authorized Signatory

IDG TECHNOLOGY VENTURE INVESTMEN III LLC
By:	/s/ Quan ZHOU
Name: Quan ZHOU Title: Authorized Signatory

QUAN ZHOU
By:	/s/ Quan ZHOU
Name: Quan ZHOU

CHI SING HO
By:	/s/ Chi Sing Ho
Name: Chi Sing Ho